Highland Funds II
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
1-972-628-4100
July 15, 2011
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highland Funds II (1933 Act Registration No. 33-51308) (1940 Act Registration No. 811-7142)
Ladies and Gentlemen:
     On behalf of the Highland Funds II (the “Trust”), attached for filing under the Securities Act of 1933 (the “1933 Act”) is the Trust’s Registration Statement on Form N-14.
     This filing relates to the proposed acquisition of the assets and liabilities of the Incline Trend Following Fund (the “Acquired Fund”) by the Highland Trend Following Fund (the “Acquiring Fund”). Please note that the Acquiring Fund is a “shell fund” that is expected to be effective before the closing of the proposed acquisition. The combined Proxy Statement/Prospectus contained in this filing will be used in the solicitation of proxies of the shareholders of the Acquired Fund to approve an Agreement and Plan of Reorganization pursuant to which all of the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.
     We intend to file a pre-effective amendment to the Registration Statement to add the expense and financial information. At that time, the Trust plans to request acceleration of the Registration Statement on Form N-14 pursuant to Rule 461(a) under the 1933 Act with an effective date of August 15, 2011. The Trust will work with the staff toward this goal.
     The Trust has previously registered an indefinite number of its shares under the 1933 Act pursuant to an election under Rule 24f-2 under the Investment Company Act of 1940.

Securities and Exchange Commission
July 15, 2011

     Questions and comments concerning this filing may be directed to Lisa Whittaker of Drinker Biddle & Reath LLP at (215) 988-2883.

Sincerely,
/s/ Brian Mitts
Brian Mitts
Treasurer, Highland Funds II

     Enclosures